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Goodwood Brewing Co LLC

Hold on tight, here comes the Goodwood!

Touched by Wood. Brewed with Limestone Water.

Louisville, KY

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$0 *of $25,000 Minimum*



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Goodwood Brewing Co has always been driven by quality, integrity, and the customer experience, one glass at a time. Our growth model is a three-pronged approach: Beer, Spirits and Taprooms.

Headquartered in Louisville, KY, our beer distribution currently expands across 14 states.

Goodwood offers true product differentiation as our beers are all brewed with limestone water; if it's good for bourbon, it's great for beer. Based in bourbon country, our barrel aging experience expands over 15 years. We have 7 products in our core line, and numerous seasonal offerings.

Our line of spirits was a natural evolution. Our master brewers began taking barrels used to finish our beer, sourced premium bourbon and finished that liquid in our used beer barrels. This provides a fantastic finish to an already great spirit and is accretive to our brand. We currently distribute spirits in Kentucky and Tennessee, with plans to expand to 6 states in 2020.

Goodwood Taprooms are reflective of our commitment to the customer experience. Each taproom features our core and seasonal beers on draft, spirits, and cuisine that reflects our adherence to local tradition and the artistic expression of our culinary team. Live music is also an integral part of our culture, featuring bands throughout our region. We operate taprooms in Louisville and Frankfort KY. Jeffersonville, IN will open in Q3 of 2020.

Our multi-faceted approach has us poised for rapid growth in the coming years. Hang on tight, here comes Goodwood!

Community Impact

- Food and Agriculture
- Sustainability
- Arts & Culture
- Community Building

Key Facts

Kentucky's longest continuously operated craft brewery, beginning in 1990.

Goodwood Brewing Company's media appearances include features in Kingsman: The Golden Circle, Top Chef and Land's End for business catalogs and video promotions.

Our 12 year collaborative bourbon has earned accolades as one of Esquire Magazine's Top 29 Spirits of 2019 and San Francisco's World Spirits Competition 2020 Gold Medalists.

Cigar Aficionado Magazine named our Bourbon Barrel Stout as one of the best beers in America to enjoy with a cigar.

Our founder quit a successful career as a chemical engineer to, well, make chemicals we can all enjoy!

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🖵 Opportunity   ⌃

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Goodwood Brewing Company has become a nationally distributed craft brewing sensation with the desire to growth globally. Between the brand's distribution reach in fourteen states, two taprooms, award-winning bourbon line and a core family of beers, Goodwood Brewing Company has built a foundation to continue its growth. Opportunities for growth will continue to flourish through existing market penetration, expanded distribution lines and strategic acquisitions.



Goodwood's unique beer product portfolio being, "Touched by Wood, Brewed with Limestone Water™" has enabled the Goodwood brand to successfully enter new markets despite a highly competitive environment, with its bourbon-inspired brew process. Recently, the addition of Goodwood's barrel finished bourbon has expanded the brand's portfolio and has received multiple accolades such as earning a seat in Esquire Magazine's Top 29 Spirits of 2019 and a Gold Medal placement during the 2020 San Francisco World Spirits Competition.



Goodwood Brewing Company is growing through the completion of the Louisville, Kentucky taproom expansion, Frankfort, Kentucky and Jeffersonville, Indiana brewpubs and introduction of a Spirit's line. These opportunities continue to position Goodwood as a premier craft brewery and distillery.

As an innovative brand, Goodwood Brewing Company aimed for a different niche in the brewing industry and differentiates themselves through the bourbon-inspired processes used to create product lines. Outside of the brand's product lines, Goodwood Brewing Company's two operational restaurants offer a unique brewpub experience where guests can interact with brewers and leadership, take a brewery tour, enjoy a tasting, or relax with friends and family.

Recently, Goodwood Brewing's Frankfort brewpub underwent major changes to elevate guest experience, uphold the brand's messaging and re-align with the future of Goodwood Brewing Company. Changes included new expectations for interacting with guests, employee appearance and training protocols, and renovations to the brewpub. In addition, the leadership and culinary teams collaborated to produce an exciting and creative chef driven menu to compete within the ever-changing culinary climate.



Photo by: Emily Kunkel
Goodwood Brewing Frankfort features the Frankfort Chopped Salad with Bourbon Glazed Salmon



Photo by: Emily Kunkel
Goodwood Brewing Frankfort's Grilled Chicken Wings with a Louisville Lager glaze and house-made buttermilk dressing.



Photo by: Emily Kunkel

Goodwood Brewing Frankfort introduced new handheld items including the Mac 'N Cheese melt with house seasoned fries.

Goodwood Brewing Company's future endeavors include a second collaboration with Bardstown Bourbon Company to produce a limited release of a Walnut Brown Ale which is a high-proof 9-year-old Tennessee straight bourbon whiskey that has been aged in Goodwood walnut brown ale casks for 18 months.



Aside from collaborations with Bardstown Bourbon Company, Goodwood Brewing Company gazes into the horizon towards upcoming collaborations with Cellar Door Chocolates and Bourbon Barrel Foods. The brand aspires to create additional merchandise offerings for guests to enjoy, including a line of Cellar Door's chocolates infused with both beer and bourbon. While the Bourbon Barrel Foods collaboration is still in the planning stages, potential offerings may include bourbon-infused seasonings, infused barrel-aged sauces, and other specialty items.



Our intention is to foster a brand that will pay dividends to investors, while increasing share value. We also strive to develop a brand that is meaningful to the communities represented through our collaborations, partnerships, and event participation. With the current strategies, there will be significant merger and acquisitions activity in the craft brewing industry and Goodwood Brewing Company has been positioned accordingly to fulfill the ever-changing landscape.

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 Our Terms ⌃

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.5x
Payback Multiple

8.0%
Revenue Share ⓘ

Annually
Payment Frequency

7 years
Maturity ⓘ

Perk calculator
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[$100]

Silver Investor
1. 10% off Goodwood Frankfort AirBnB
2. Goodwood Sticker and Koozie pack
3. 10% off Taproom and Merchandise
4. 10% off Goodwood Louisville event space

Benefits & Perks

$100	**Silver Investor**	
	1. **10% off Goodwood Frankfort AirBnB** Investors have access to Goodwood Brewing Company's Frankfort AirBnb for a 10% discount.	Read less
	2. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.	Read less
	3. **10% off Taproom and Merchandise** Investors will receive 15% off taproom purchases and merchandise.	Read less
	4. **10% off Goodwood Louisville event space** Investors receive 10% off Goodwood Louisville event space.	Read less

$500	**Gold Investor**	
	1. **One Free Night at Goodwood Frankfort AirBnB** Investors receive one free night at Goodwood Brewing Company's Frankfort AirBnB.	Read less
	2. **15% off Goodwood Frankfort AirBnB Stay** Investors receive a 15% discount at Goodwood Frankfort's AirBnB	Read less
	3. **15% off Goodwood Louisville Event Space** Investors will receive 15% off Goodwood Louisville event space rentals.	Read less
	4. **Goodwood Brewing T-shirt** Investors will receive a free, soft cotton Goodwood Brewing Company T-shirt.	Read less
	5. **15% off Taproom and Merchandise** Investors receive 15% off taproom and merchandise purchases.	Read less
	6. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.	Read less

$1,000	**Platinum Investor**	
	1. **Waived Rental Fees for Louisville Event Space** Investors will have access to Goodwood Brewing Company's rental spaces without rental fees!	Read less
	2. **20% off Taproom and Merchandise** Investors receive 20% off taproom and merchandise purchases.	Read less
	3. **20% off Goodwood Frankfort AirBnB Stays** Investors will receive a regular discount of 20% off Goodwood Frankfort AirBnB stays.	Read less
	4. **Goodwood Brewing T-shirt** Investors will receive a free, soft cotton Goodwood Brewing Company T-shirt.	Read less
	5. **Goodwood Sticker and Koozie pack** Investors receive a Goodwood sticker and koozie pack.	Read less
	6. **3 Day, 2 Night Goodwood Brewing Company- Frankfort- AirBnB Stay** Investors will have the opportunity to stay in the Goodwood Brewing Company Frankfort Airbnb.	Read less

⊙ Our Location ⌃

We are completing expansions of our taproom at 636 East Main St., Louisville, KY and brewpub at 109 West Main St., Frankfort, KY. We will be opening a third location at 134 Spring St in Jeffersonville, IN in Q1 2020.

Our Louisville taproom is in the heart of NuLu, a vibrant area with numerous apartments, businesses, a skate park, axe throwing and wall climbing venues, and numerous shops. Our expansion will include a game room, an event space and an updated kitchen.

The Frankfort brewpub restaurant is fully operational. This funding will enable us to complete the brewhouse installation, and create a game room in the lower level. The historic building is located in the heart of downtown, with breathtaking views of the Kentucky River. Frankfort gets over 250,000 visitors to the Bourbon Trail, and our venue is a favorite for locals and tourists alike.

The Jeffersonville brewpub capital will go towards AV, security system, kitchen upgrades and opening the facility in Q1 2020. This facility is adjacent to Indiana's Ohio River waterfront, and is in the heart of the entertainment district. This site will benefit from its proximity to the Ohio River walking bridge to Louisville, as well as the numerous waterfront festivals throughout the spring, summer and fall.



89.5
Walk Score

46,000
Jeffersonville Population

⊡ Our Team ⌃



Ted Mitzlaff `OWNER`
CEO

Ted Mitzlaff has an extensive background in manufacturing, as well as food processing cleaning/sanitation/water treatment.
In 2013, Ted took over as managing partner for the brewery at the request of the other investors. He has significantly grown the business while surrounding himself with a team of dedicated professionals. Together they have positioned Goodwood for breakout growth.

f   in   y   ⊙



Brian Clark
PRODUCTION MANAGER

Brian Clark has been brewing at Goodwood since 2015. Brian has worked in every production position, and his dedication to quality and production protocol enabled Brian's rapid ascent to run production. Brian's never ending quest for knowledge, attention to detail and pride in Goodwood products have ensured superior results.



Ryan Thiel ADVISOR

EXECUTIVE VICE PRESIDENT

Ryan "RT" Thiel is our quintessential behind the scenes team member. He oversees logistics, inventories, state regulations, taproom operations, and anything else that requires attention. RT is also our resident ping pong champion.



Emily Kunkel

VP OF MARKETING

As the VP of Marketing and Brand Development for Goodwood Brewing Company, Emily generates brand awareness through development and implementation of cohesive, strategic marketing plans. Outside of daily marketing operations, she keeps a close watch on brand expansion opportunities throughout the hospitality and food and beverage industries.



Don No

DIRECTOR OF SALES

Don has 19 years of experience the alcohol industry, having worked for Silver Eagle Distributors (Houston, TX), L&F Distributors (Farmers Branch, TX) and 12% Beer Distributors (New York, NY) before joining Team Goodwood. Don's experience in retail sales, marketing, salesforce management and business development provide the tools to ensure that distribution channels will continue to grow.



Brandon Palmer ADVISOR

CONTROLLER

Brandon provides prompt and accurate financial information so we can effectively operate our business and make critical decisions based on accurate information.



Our Milestones

Show All

2005



Apr 1st

Company Inception

7 friends purchased the assets of the Bluegrass Brewing Co's production facility in Louisville, KY, and our company was formed.



2019

Jan 20th

goodwood

Spirits Launched

Goodwood released our first bourbon, a 12 YO Kentucky straight bourbon finished in Goodwood Bourbon Barrel Stout barrels.



Aug 1st

Frankfort Brewpub Opens

Goodwood's Frankfort brewpub opened with tremendous fanfare. Our brewpub features a full

Oct 3rd

Wigs on Tap with Gilda's Club

Goodwood Brewing Company had the honor to sponsor the 2019 Wigs on Tap event to benefit the efforts of Gilda's Club Kentuckiana.

Oct 21st

First Collab with Bards Bourbon C

Goodwood Br Bardstown Bo Company tear limited, regio This 11-year-c collaborative finished in Go Brewing Bran Honey Ale cas







Media

LANDS' END

"Goodwood was selected by Lands End from over 1,000 companies for this featured video based on our dedication to quality and excellence."

– Lands' End

FAQ

Q: What does your competitive landscape look like?

A: The craft brewing industry is highly competitive. Goodwood Brewing offers true product differentiation with our barrel aging program, and with all of our beers being produced with limestone water.
The addition of spirits finished in our used beer barrels is a natural fit, and will enable us to utilize our extensive distribution network.

Q: Why is limestone water important to your beer?

Q: Why take the extra time to wood-age beer?

A: Our extra steps are kind of an homage to this region's distilling legacy and to those old barrels out there that still have so much flavor left to give. Sip one of our freshly nuanced stouts, honey ale, brown ale, gose or other wood finished product and we believe you'll agree.

Q: What makes your bourbon unique?

A: Goodwood selects premium bourbon aged in traditional charred white oak barrels and then finish it in Goodwood's award winning beer barrels for a uniquely sophisticated and complex bourbon. Our award winning products are finished in our Honey Ale brandy barrels, Bourbon Barrel Stout barrels, and Walnut Brown Ale barrels. Esquire Magazine recognized our bourbon as one of the top 30 spirit releases in 2019, and we won GOLD at the San Francisco Spirits Competition. Clearly we are not the only ones who recognize the quality of our products.

Q: What is your most popular beer?

A: Louisville Lager is our largest seller by volume. Bourbon Barrel Stout is our best selling barrel aged product.

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